Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

January 18, 2012

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda B. Stirling

RE:	FlexSharesSM Trust (the “Trust”)
Post-Effective Amendment No. 2 to Registration Statement on Form N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. Stirling:

The following responds to the comments that you provided on November 30, 2011, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of the FlexSharesSM Liquid Access Fund (the “Fund”). Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

PROSPECTUS

Fund Summary – Fees and Expenses of the Fund

1. Comment: Confirm whether the Fund expects to have any “Acquired Fund Fees and Expenses” (as defined in Form N-1A). If so, please disclose in the Fee Table as required by Form N-1A.

Response: The Fund does not expect to have any Acquired Fund Fees and Expenses.

2. Comment: Please revised the disclosure in Footnote 1 to the Fee Table so that it is in plain English.

Response: Footnote 1 will be revised as follows:

“Under the Fund’s Investment Advisory Agreement, Northern Trust Investments, Inc. (“NTI” or “Investment Adviser”) is responsible for most of the operating expenses of the Fund. However, the Investment Adviser is not responsible for the following expenses: interest expenses, brokerage commissions and other trading expenses, fees and expenses of the independent trustees and their independent legal counsel, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business. Other Expenses are estimated as the Fund had not commenced operations as of the date of this prospectus.”

3. Comment: Please add disclosure in Footnote 2 if the Investment Adviser has the ability to recapture reimbursed amounts under the Expense Reimbursement Agreement referenced in Footnote 2.

Response: The Fund’s investment adviser cannot recapture amounts previously reimbursed under the contractual expense reimbursement arrangement referenced in Footnote 2.

Fund Summary – Example

4. Comment: In the Example, please disclose the period of time the expense reimbursement is in effect.

Response: The Trust will add this disclosure.

Fund Summary – Principal Investment Strategies

5. Comment: Please disclose supplementally the derivatives that the Fund expects to use. Please include disclosure of the use of derivatives in the summary of principal investment strategies if it is a principal strategy.

Response: The Fund expects to use forward foreign currency contracts as a principal strategy under limited circumstances when the Fund invests in non-U.S. dollar denominated securities. Disclosure regarding this will be added to the summary of principal investment strategies.

6. Comment: Please provide an example of duration either in the summary of principal investment strategies or in the “Additional Fund Information” section.

Response: An example of duration will be included in the “Additional Fund Information” section.

7. Comment: Please disclose whether the Fund will be investing in securities of issuers located in emerging markets.

Response: The disclosure currently states:

The Fund may invest, without limitation, in fixed income securities and instruments of foreign issuers in developed and emerging markets, including debt securities of foreign governments.

The Trust does not believe further disclosure is necessary.

8. Comment: The Fund’s dollar weighted maturity is not expected to exceed two years. A dollar weighted maturity of two years is not consistent with the inclusion of “liquid” in the Fund name. Consider revising the Fund name.

Response: The Fund’s name has been changed to FlexShares Ready Access Variable Income Fund.

9. Comment: Please include a discussion of how securities are selected for purchase or sale.

Response: The following disclosure has been added to the summary of principal investment strategies:

When selecting securities for purchase or sale, and when evaluating whether to add, maintain or reduce exposure to any individual position, the Investment Adviser considers a number of factors. The Investment Adviser, as relevant for purchase or sale decisions, assesses broad macroeconomic trends (e.g., the prevailing interest rate environment or outlook); evaluates portfolio impact (e.g., duration management, potential tax consequences and transaction costs); and considers issuer-specific factors (e.g., credit profile, financial structure and pricing) to assess the value and risk of an individual security relative to other securities.

10. Comment: Supplementally, provide an acknowledgment that privately-issued mortgage-backed securities are an industry for concentration purposes.

Response: The Trust respectfully declines to provide this acknowledgment. In determining industry classification, the Staff historically has permitted a registrant to define its own industry classification so long as the classification is reasonable and the primary economic characteristics of the companies in a single industry do not materially differ from each other. See Guide 19 in “Registration Form Used By Open-End Management Investment Companies; Guidelines” Release No. 33-6479 (Aug. 12, 1983) and SEC Amicus brief, In re Charles Schwab Corp. Securities Litigation, Case No. C-08-01510 (N.D. Cal.). In its Amicus brief, SEC expressed agreement with the portion of Guide 19 discussed above.

The Trust has disclosed in its Statement of Additional Information:

For the purpose of industry concentration, in determining industry classification, the Trust may use any one or more of the following: the Bloomberg Industry Group Classification, Standard & Poors, J.J. Kenny Municipal Purpose Codes, FT Interactive Industrial Codes, Securities Industry Classification Codes, Global Industry Classification Standard or the Morgan Stanley Capital International industry classification titles.

The Trust believes that the requested acknowledgment would not serve any further purpose and is contrary to disclosure in the Statement of Additional Information.

Nevertheless, the Fund will not invest more than 10% of its net assets in non-agency asset backed securities (including mortgage-backed securities).

11. Comment: Please disclose all examples of “other investment techniques” in the second to last paragraph in the section “Principal Investment Strategies.”

Response: The reference to other investment techniques has been removed. Disclosure has been revised as follows:

The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts (such as buy backs or dollar rolls).

12. Comment: Disclose all use of derivatives that is part of the Fund’s principal investment strategy.

Response: The disclosure will be added.

13. Comment: Foreign forward currency contracts are a type of futures that are not permitted under the exemptive application filed by the Trust.

Response: Foreign forward currency contracts are not a type of futures contract. The Trust specifically represents in its filed exemptive application that a fund may invest in forward commitment transactions, other than futures contracts. Also, see fn. 57 in “Further Definition of ‘Swap,’ ‘Security-Based Swap,’ and ‘Security-Based Swap Agreement’; Mixed Swaps; Security-Based Swap Agreement Recordkeeping”, Release No. 33-9204 (Apr. 29, 2011) (“Accordingly, by excluding forward contracts from the [Commodity Exchange Act’s] definition of the term “future delivery,” the CEA provides that a forward contract is not a contract of sale of a commodity for future delivery and, hence, not a futures contract.”)

14. Comment: Liquidity Risk is inconsistent with “liquid” in the Fund’s name.

Response: The Fund’s name has been revised to FlexShares Ready Access Variable Income Fund.

Fund Summary – Management

15. Comment: Please disclose the date of Fund inception and the job titles of the portfolio managers.

Response: The disclosure will be added.

Additional Fund Information

16. Comment: Please add that the Fund will provide 60 days’ notice if the Fund’s investment objective is changed.

Response: The disclosure will be added.

17. Comment: Please revise so that the risk disclosures in the Fund Summary and the Additional Fund Information section are more parallel.

Response: The disclosure will be revised.

STATEMENT OF ADDITIONAL INFORMATION

18. Comment: Please remove the word “physical” from the Fund’s fundamental investment restriction regarding commodities.

Response: The Trust respectfully declines to make this revision so that the investment restriction is consistent with the investment restrictions of the other FlexShares funds.

19. Comment: Industrial development bonds may not be excepted from the Fund’s concentration policy. Please revise the disclosure accordingly.

Response: The Trust will revise the disclosure.

20. Comment: Add that the Distributor has adopted a Code of Ethics under Rule 17j-1 under the Investment Company Act of 1940.

Response: The Trust respectfully declines to make this revision because the Distributor is not an affiliated person of the Trust or the Investment Adviser. See Rule 17j-1(c)(3) under the Investment Company Act.

OTHER

21. Comment: Please confirm that the Trust will file a delaying amendment if the exemptive order is not granted by the time the Post-Effective Amendment becomes automatically effective.

Response: The Trust has filed a delaying amendment to delay effectiveness of the Post-Effective Amendment and confirms that it will file additional delaying amendment(s) if an exemptive order is not granted by the time the Post-Effective Amendment would become effective.

* * *

We thank you for your assistance. If you should have any questions regarding the Trust’s responses to your comments, please do not hesitate to contact the undersigned at (312) 569-1167, or in my absence, Mark F. Costley at (202) 230-5108.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc:	Peter K. Ewing
Craig R. Carberry, Esq.
Mark F. Costley, Esq.
Diana E. McCarthy, Esq.